UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

MRV Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0017

(Title of Class of Securities)

553477100

(CUSIP Number)

ANDREWS KURTH LLP 450 Lexington Avenue, 15th Floor New York, New York 10017 Attn: David Hoyt (212) 850-2872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 553477100

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,154,648
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,154,648
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,154,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,051
	8	SHARED VOTING POWER 2,268,779
	9	SOLE DISPOSITIVE POWER 3,457,051
	10	SHARED DISPOSITIVE POWER 2,268,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,725,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A2

This constitutes Amendment No. 2 (the “Amendment No. 2”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed September 8, 2011 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of MRV Communications, Inc. (the “Company” or “Issuer”). The Company’s principal executive offices are located at 20415 Nordhoff Street, Chatsworth, CA 91311. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 7,154,648 shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $6,031,974.00.

Miller may be deemed to beneficially own 5,725,830 Shares through the following various entities:

Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts (the “Trust A Trusts”), one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $3,552,892.16. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $330,000.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $144,900.00.

Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $1,339.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Miller is deemed to beneficially own as manager of Milfam LLC, which is the manager of the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the Shares purchased by AMIL was $63,896.85.

Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Catherine GST was $50,980.00.

Miller is the grantor and co-trustee with Kimberly Miller of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was $29,709.81.

Miller is the custodian to a certain account created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”) for the benefit of Lloyd I. Miller, IV (the “Lloyd IV UGMA”). All of the Shares Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA were purchased with money generated and held by the Lloyd IV UGMA. The aggregate purchase price for the Shares purchased by the Lloyd IV UGMA was $100,098.54.

Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Crider GST was $100,979.67.

Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the Shares Miller is deemed to beneficially own as the co-member and co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the Shares Miller is deemed to beneficially own as co-manager of Milfam NG was $2,795,774.61.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

This Amendment No. 2 is being filed to report that since the filing of the Amendment No. 1, dated October 31, 2011, the Reporting Persons have achieved the objectives for which their Section 13(d) group was formed and, as a result, their Section 13(d) group has disbanded. The Reporting Persons are therefore no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 7,154,648 Shares of the Issuer, comprising approximately 4.5% of the outstanding Shares of the Issuer, based on 157,750,731 Shares outstanding as reported in the Issuer’s Form 10-K filed on March 15, 2012.

Miller may be deemed to beneficially own 5,725,830 Shares, comprising approximately 3.6% of the outstanding Shares of the Issuer, based on 157,750,731 Shares outstanding as reported in the Issuer’s Form 10-K filed on March 15, 2012. As of the date hereof, 2,899,027 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 250,000 of the Shares beneficially owned by Miller are owned of record by Trust C, 43,200 of the Shares beneficially owned by Miller are owned of record by the Catherine GST, 76,669 of the Shares beneficially owned by Miller are owned of record by the Crider GST, 47,331 of the Shares beneficially owned by Miller are owned of record by AMIL, 76,000 of the Shares beneficially owned by Miller are owned of record by the Lloyd IV UGMA, 25,393 of the Shares beneficially owned by Miller are owned of record by the KSMTR, 2,192,110 of the Shares beneficially owned by Miller are owned of record by Milfam NG, 115,000 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 1,100 of the Shares are owned by the IRA.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.

Miller has sole voting and dispositive power for the Shares owned by Trust A-4, Trust C, AMIL, the Lloyd IV UGMA, the KSMTR, the Catherine GST, the IRA and Milfam II. Miller has shared voting and dispositive power for the Shares owned by Milfam NG and Crider GST.

(c) The following table details the transactions effected by the Reporting Persons in the past 60 days:

Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
January 24, 2012	355,087	$0.9394

Lloyd I. Miller, III - Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
January 24, 2012	355,087	$0.9394

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III